07026137

DAVIS POLK & WARDWELL

IZUMI GARDEN TOWER 33F
1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033
(03) 5561 4421

SUPPL

August 21, 2007

VIA HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Room 3094—Stop 3-6
450 Fifth Street
Washington, D.C. 20549

PROCESSED
AUG 27 2007
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 21 2007
WASH, D.C.
209

Re: **File No. 82-35047: Aozora Bank, Ltd. Information submitted pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Dear Sirs and Mesdames:

On behalf of Aozora Bank, Ltd. (the "**Company**"), we hereby furnish the information required to be submitted to maintain its exemption from the registration requirements under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**1934 Act**"), pursuant to Rule 12g3-2(b) thereunder.

Attached as **Annex A** hereto is a list of English versions or translations of the material information required to be submitted for a Rule 12g3-2(b) exemption, which has been filed, made public or distributed to shareholders between May 18, 2007, the date of our previous supplemental submission, and August 21, 2007, the date of this submission. As required by Rule 12g3-2(b)(1)(i), enclosed as exhibits to Annex A is one copy each of the documents listed therein.

The information accompanying this submission is being furnished under paragraph (b)(1)(i) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the 1934 Act.

dw 8/22

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it to the undersigned via the enclosed pre-addressed, stamped envelope.

* * * *

Please contact Eugene Gregor or Jeremy C.R. Entwisle of Davis Polk & Wardwell at 813-5561-4421 or by email at eugene.gregor@dpw.com or jeremy.entwisle@dpw.com should you have any questions regarding the information furnished with this submission.

Very truly yours,

Eugene C. Gregor

Enclosures
cc: David Hackett, CFO
Aozora Bank, Ltd.

ANNEX A

LIST OF MATERIAL DOCUMENTS FILED, PUBLISHED OR DISTRIBUTED SINCE MAY 18, 2007

Title	Date	Exhibit
Press Releases		
Revision of FY2008 Dividend Payments Forecast	August 10, 2007	Exhibit A-1
Revision of the Business Revitalization Plan	August 10, 2007	Exhibit A-2
Comprehensive Business Alliance with Toho Bank	August 6, 2007	Exhibit A-3
Aozora Bank Reports Financial Results for the Three Months to June 30, 2007	July 31, 2007	Exhibit A-4
Postponement of Issuance of Dated Subordinated Notes	July 12, 2007	Exhibit A-5
Issuance of US Dollar-denominated Step-up Callable Dated Subordinated Notes outside Japan	June 22, 2007	Exhibit A-6
Personnel Change in the Executive Officer	June 1, 2007	Exhibit A-7
Personnel Change in the Directors	May 31, 2007	Exhibit A-8
Comprehensive Business Alliance with the Bank of Yokohama, Ltd.	May 24, 2007	Exhibit A-9
Financial Information		
Consolidated Financial and Business Results for the 1st Quarter of FY 2007	July 31, 2007	Exhibit B-1
IR Presentation		
Summary of "Business Revitalization Plan"	August 10, 2007	Exhibit C-1
FY2007 1st Quarter Financial Results	July 31, 2007	Exhibit C-2
Table of Revisions to the Summary of Financial Results for FY 2006	May 31, 2007	Exhibit C-3
English Summary of Selected Japanese Documents		
Annual Securities Report	June 28, 2007	Exhibit D-1

Exhibit A

Press Releases

Exhibit A-1

NEWS RELEASE

<Revision of FY2008 Dividend Payments Forecast>

Tokyo August 10, 2007 – Aozora Bank announces the revision of its FY2008 dividend payments forecast.

1. Reason for revisions to the forecast dividend payments

The revised forecast reflects changes made to the Business Revitalization Plan

2. Details of Revisions

	Dividends per share (yen)		
	Interim	Term end	Full term
Previous forecast (announced May 15, 2007)		2.20yen	2.20yen
Revised forecast		3.86yen	3.86yen
Payments in current term			
Payments in previous term (FY2006)		1.78yen	1.78yen

Exhibit A-2

NEWS RELEASE

<Revision of the Business Revitalization Plan>

The Financial Services Agency today publicly announced the revised Business Revitalization Plan submitted by Aozora Bank, Ltd.
The Plan has been revised in accordance with the "Basic Concept for Review of Business Revitalization Plans", announced by the FSA on September 30, 1999. (See attached "Summary of the Business Revitalization Plan".)

Aozora has met all P/L targets under the Business Revitalization Plan since its re-privatization and has already secured retained earnings for repayment of the entire remaining amount of public funds. Upon publicly announcing its FY2006 financial results in May 2007, Aozora Bank stated its strategic priority of the redemption and cancellation of all of the remaining preferred shares, subject to meeting the pricing terms and other criteria for redemption and the approval of the relevant authorities.

The Plan sets out Aozora Bank's commitment to a diversified and sustainable business model, reflected in enhanced net revenue, business profit and net income. This strategy encompasses development of the Bank's investment banking and global investment business, and a strategic focus on both partnership and the formation of mutually beneficial business alliances with its regional financial institution clients.

In this new stage of growth, Aozora reasserts its commitment to the attainment of global best standard frameworks in corporate governance, internal control, and risk management, and views the active investment in personnel and IT as indispensable in the development of new products and expansion of its customer base and market.

From the viewpoint of appropriate return to stockholders as a listed company, a common stock dividend is detailed in the Plan. The common stock dividend for FY2007 is planned to be 3.86 yen per share which is more than double the actual payment for FY2006. Furthermore, Aozora plans to achieve 20% payout ratio as to common stock in FY2009 and FY2010. Dividend payments for each term will be determined and implemented by the Board of Directors, taking into account the Bank's

future earnings status.

Aozora Bank is focused on the achievement of the Business Revitalization Plan, and exceeding P/L targets that it has set for itself. The Bank wishes to extend its gratitude to all customers and shareholders for their continued support, dedication and guidance.

Exhibit A-3

NEWS RELEASE

<Comprehensive Business Alliance with Toho Bank>

TOKYO, August 6, 2007 – Aozora Bank, Ltd. (Chairman and CEO: Kimikazu Noumi, "Aozora Bank") announces the conclusion of a comprehensive business alliance agreement with TOHO BANK, LTD. (President: Seishi Kitamura "Toho Bank").

Aozora Bank aims to develop its business based on closer cooperation with regional financial institutions for mutual benefit, as a pillar of its business strategy. In Aozora, Toho Bank seeks a strategic partner in the lending field to further contribute to development of the regional economy of Fukushima Prefecture.

Specifically, through this alliance, Aozora Bank will contribute its loan structuring and risk management capability to the benefit of Toho Bank and its longstanding customers. The two banks will be engaged in operations such as the development and application of new financing methods, the planning of support policies and development of support methods for corporate customers in need of revitalization.

Toho Bank's selection of Aozora as an alliance partner is based on their belief that Aozora Bank can provide various skills and capabilities, and its status as a non-mega bank. Aozora Bank will help to establish an overall loan strategy as lending is a core business of both banks based on long-standing relationships.

This alliance is not exclusive and does not restrict either party from alliances with other financial institutions in the future.

Aozora Bank has long held a unique position in the Japanese banking sector as an independent and skilled participant. Exploiting its neutrality, Aozora Bank plans to continue to enter into strategic partnerships with regional financial institutions, adopting a business model to grow cooperatively to mutually enhance the competitiveness of both Aozora Bank and its regional financial institutions alliance partners.

End

Exhibit A-4

NEWS RELEASE

Aozora Bank Reports Financial Results for the Three Months to June 30, 2007 –Record First Quarter Profit Boosted by Interest Income Growth–

TOKYO July 31, 2007 – Aozora Bank, Ltd., ("Aozora" or the "Bank"), a leading Japanese commercial bank, today reported financial results for the three months ended June 30, 2007. Fiscal first-quarter net income was the highest since the Bank began reporting financial results on a quarterly basis in FY2004. These results highlight Aozora's continued growth and demonstrate that the group is on track to achieving its full year earnings projections.

FINANCIAL HIGHLIGHTS: First Quarter FY2007 (Consolidated Basis)

- Net income rose 11.8% to 37.0 billion yen, a record for the first quarter, driven by higher net interest income related to loan transactions and securities investments, and the additional recognition of deferred tax assets.

- Operating profit amounted to 17.2 billion yen representing 57% of the first half projection, evidence that Aozora is well on track to meet its target.

- Net revenue fell 5.3% to 27.1 billion yen, with a growing contribution from net interest income.

- Aozora continued to meet its targets for managing expenses. The Bank reduced expenses by 6.5% in the first quarter compared with the preceding quarter. Expenses rose 2.8% versus the same quarter a year earlier reflecting the overall growth in the Bank's business.

- Credit related items produced income of 4.7 billion yen compared to full year projection of net credit related expenses of 3.5 billion yen. The Bank also booked a 14.9 billion yen gain on deferred income taxes reflecting management's confidence in the sustainability of its earnings growth.

- Aozora maintained its interim and full-year earnings forecasts for FY2007.

Aozora Bank Chairman Kimikazu Noumi said: "I am very satisfied to report record-high net income for the fiscal first quarter which creates a strong platform for the Bank to meet its earnings targets for fiscal 2007. The results demonstrate the growing success of companywide initiatives to grow our core businesses as we seek to further strengthen Aozora's unique position in the sector and generate sustainable earnings growth."

EARNINGS REVIEW

Net revenue fell 5.3% to 27.1 billion yen in the first three months of FY2007, as a decline in non-interest income outweighed gains in net interest income.

The Bank reported a 33.5% rise in net interest income to 14.4 billion yen. This increase

resulted from a 1.5 billion yen rise in dividends on securities, a 0.7 billion yen gain from a higher average volume of the Bank's loan book, and enhanced net interest spreads, which contributed 1.4 billion yen. Aozora continues to benefit from the efforts of its reorganized sales and marketing teams, which helped the Bank achieve 17.5% growth in its loan book in FY2006.

Non-interest income declined 28.7% to 12.8 billion yen, reflecting the absence of a one-time gain of about 3.0 billion yen from the sale of REIT assets recorded in the same quarter a year ago. Net other operating income excluding net gains on bond transactions increased 50.4 percent to 12.8 billion yen helped by a strong contribution from hedge fund investments. The Bank reported losses of 2.1 billion yen on bond transactions compared with profits of 4.6 billion a year earlier. In addition to the absence of one-time gains, the Bank realized losses on holdings of corporate and Japanese government bonds. Net fees and commissions fell 16.8% to 3.0 billion yen, a consequence of a slight decline in loans outstanding in the quarter. Aozora reported a loss on net trading revenue of 0.9 billion yen versus a profit of 1.3 billion yen in the same quarter a year earlier. This reverse was due to lower than expected sales of derivative-related products.

General and administrative expenses rose 2.8% to 13.0 billion yen in the first three months of FY2007, comfortably in line with management targets. The ratio of expenses to net revenue rose 0.9 % to 47.1% on a rolling quarterly basis. Business profit declined 11.7% to 14.1 billion yen in the fiscal first quarter. While operating profit decreased 14.0% to 17.2 billion yen, this was in line with Bank estimates and Aozora remains firmly on track to meet its forecast for the fiscal first half ending September 30, 2007.

Extraordinary profit fell 61.5% to 5.1 billion yen due to significantly lower reversals of reserves for possible loan losses compared with the same quarter a year ago. Income before income taxes fell 32.8% to 22.2 billion yen. The Bank booked 14.9 billion yen in deferred income taxes in the quarter compared with 0.3 billion yen a year earlier, underscoring management confidence in sustained earnings growth. Credit related expenses fell 64.4% to 4.7 billion yen of profit, evidence of the efficiency of the Bank's credit risk management systems. As a consequence, net income rose 11.8% to 37.0 billion yen a record total for the fiscal first quarter.

BALANCE SHEET SUMMARY

Total assets stood at 6,548.2 billion yen as of June 30, 2007, little changed from the 6,544.0 billion yen in total assets at March 31, 2007.

As part of ongoing efforts to achieve the optimal balance in our loan portfolio, Aozora reduced real estate related loans by about 57 billion yen and lending to the Japanese government by about 25 billion yen in the quarter. As a consequence, the Bank's loan book contracted slightly, decreasing by 20.4 billion yen, or 0.6%, to 3,664.2 billion yen. Securities fell 4.7% to 1,828.2 billion yen in the quarter as Aozora reduced its overall holdings of Japan government debt securities. The Bank also cut its holdings of financial and treasury bills.

On the funding side, deposits and negotiable certificates of deposit both declined as the Bank raised its issuance of debentures. Total deposits fell by 145.9 billion yen to 2,185.0 billion yen in the quarter, however Aozora continued to attract new deposits

from retail customers with total retail deposits growing by about 15 billion to 1,400 billion yen in the quarter. Total liabilities declined 17.4 billion yen to 5,734.1 billion yen.

OPERATIONAL HIGHLIGHTS (FY2007 Q1)

- On April 11, 2007, Aozora announced the launch of a corporate rehabilitation fund with The San-in Godo Bank Ltd., dedicated to assisting small and medium-sized businesses based in Japan's regional markets. By partnering with Japanese regional lenders to offer financing solutions to corporate borrowers under rehabilitation, Aozora aims to win new business opportunities and contribute to the revitalization of regional economies. San-in Godo is a major regional lender based in Shimane Prefecture in Western Japan.

- On May 15, 2007, Aozora launched a new representative office in Shanghai, the Bank's first presence in China. Initially serving as a base for information gathering and research activities the new Shanghai office brings Aozora's network of overseas representative offices to five.

- On May 24, 2007, Aozora announced a comprehensive business alliance with The Bank of Yokohama, Ltd., to supplement the development of the Bank of Yokohama's investment banking business. This business tie-up presents an opportunity for mutual business expansion through the joint provision of a diverse range of financial solutions for the investment banking needs of The Bank of Yokohama's corporate customers.

- In June 2007, Standard & Poor's raised its long-term credit rating on Aozora to "A-" from "BBB+". This came a month after Moody's Investors Service raised its long-term rating on the Bank to "A2" from "Baa1".

- On June 27, 2007, shareholders approved the appointment of Mr. Federico J. Sacasa as President and Chief Operating Officer of Aozora at the Bank's first Annual General Shareholders' Meeting.

OUTLOOK

Aozora reiterated its projections for net income of 84.5 billion yen, operating profit of 66.5 billion yen and net revenue of 126.0 billion yen for the full fiscal year ending March 31, 2008. The Bank also maintained its interim forecasts for net income of 46.5 billion yen and operating profit of 30.0 billion yen for the six months ending September 30, 2007.

About Aozora Bank:

Aozora Bank, Ltd. is a leading provider of lending, securitization, business and asset revitalization, asset management, loan syndication and investment advisory services to financial institutions, corporate and retail customers. Originally established in 1957 as the Nippon Fudosan Bank, Ltd., the Bank changed its name to Aozora Bank, Ltd. in 2001. In 2003, it become majority owned by Cerberus NCB Acquisition, L.P. Aozora is proud of its heritage and the long-term relationships it has developed with corporate, financial and individual customers over the years. Building on this heritage, Aozora has created a strong customer-oriented and performance-based culture that will contribute to both innovative business solutions for customers and sustainable earnings growth for investors and

shareholders. On November 14, 2006, Aozora successfully listed its shares on the First Section of the Tokyo Stock Exchange.

Detailed disclosure and analysis of Aozora Bank's fiscal 2007 first quarter earnings is also available at http://www.aozorabank.co.jp/en/company/

----END---

Exhibit A-5

NEWS RELEASE

Postponement of Issuance of Dated Subordinated Notes

Tokyo, July 12, 2007 - Aozora Bank, Ltd. ("Aozora Bank") hereby announces that, due to volatility in the current market conditions, it has decided to postpone its planned Regulation S offering of Dollar-denominated step-up callable dated subordinated notes. Aozora Bank will continue to monitor the market, and intends to execute this international debt offering after market conditions stabilize.

Exhibit A-6

NEWS RELEASE

Issuance of US Dollar-denominated Step-up Callable Dated Subordinated Notes outside Japan

Tokyo, June 22, 2007 - Aozora Bank, Ltd. today announced plans to issue Dollar-denominated step-up callable dated subordinated notes outside Japan.

Issuer	Aozora Bank, Ltd.
Type of security	US Dollar-denominated step-up callable dated subordinated notes
Issue amount	To be determined
Maturity	10 years (redeemable in whole after 5 years at the option of Aozora Bank on any interest payment date subject to the prior approval of the Financial Services Agency of Japan)
Terms of issue	To be determined
Method of offering	The Notes will be offered in Europe and Asia (excluding Japan) and outside of the United States, in accordance with Regulation S under the U.S. Securities Act of 1933
Security rating (expected)	Moody's: A3 S&P: BBB+
Expected pricing date	Scheduled for early July 2007
Others	The Notes are expected to qualify as Tier II capital

<Attention>

This document is a press release regarding the above securities issuance and not for solicitation whether inside or outside Japan.

The securities are not, and will not be, registered with the securities and exchange commission of the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction except pursuant to an exemption from such registration or qualification under the relevant laws of such jurisdiction.

Exhibit A-7

Aozora Bank, Ltd.
June 1, 2007

NEWS RELEASE

Personnel Change in the Executive Officer

1. Appointment [as of June 1, 2007]

Senior Managing Executive Officer Head of Corporate and Investment Banking Group	Ambi Venkateswaran

2. Transfer [as of June 1, 2007]

Senior Managing Executive Officer	Federico J. Sacasa	(Senior Managing Executive Officer, Head of Corporate and Investment Banking Group)

End

Personal History

Name	**Ambi Venkateswaran**
Date of Birth	May 20, 1948
Education	1969 B.S. (Engineering), University of Kerala, India
	1975 MBA , Indian Institute of Management, Ahmedabad, India
	1997 Advanced Management Program (AMP), Harvard Business School

Career Summary

1975-2001	Bank of America Corp
1975-1982	Various Asian Credit positions in Bombay, Tokyo, Hong Kong
1983-1985	Vice President & Manager, New Delhi Branch
1985-1987	Vice President & Country Manager, India
1988-1989	Vice President & Manager, Business Planning World Banking Group (WBG), San Francisco
1990-1993	Senior Vice President, Asia Banking Unit, Los Angeles
1993-1998	Senior Vice President & Country Manager, India
1998-1999	MD & CEO of BA Asia Ltd., Hong Kong; Head of Asia Financial Institutions
1999-2001	Managing Director & Regional Head North Asia Corporate Banking Group, Hong Kong
2002- 2007	Mashreqbank, Dubai, U.A.E Head of Risk Management.
June 1, 2007	Aozora Bank, Ltd. Senior Managing Executive Officer, Head of Corporate and Investment Banking Group(current)

(End)

Personal History

1. Name Gerardus Johannes Schipper

2. Date of Birth October 24, 1965

Education Sept.1992 Graduated from Erasmus University, Rotterdam
Master in Economics
Sept.1999 Graduated as Register Accountant from Erasmus University,
Rotterdam (Accountancy)

Career Summary

Sept. 1992 Associate, Price Waterhouse Coopers, Utrecht
Sept. 1997 Manager, Price Waterhouse Coopers, Utrecht
Sept. 2001 Senior Manager, Price Waterhouse Coopers, Utrecht
Aug. 2004 Managing Director of Promontoria Holding IV B.V. (present)
Managing Director of other Cerberus B.V.s' in the Netherlands (present)
Nov. 2005 Director of MP Finance B. V. (present)
Managing Director of Saberasu Japan Institutional Holding B.V. (present)
Jun. 2006 Managing Director of Delos Holding B.V. (present)
Mar. 2007 Director, Showa Jisho (present)

Exhibit A-8

May 31, 2007

Personnel Change in the Directors

Appointment [as of June 27, 2007]

Director Gerardus Johannes Schipper

The above is to be officially approved at the 74th FY Ordinary General Meeting of Shareholders to be held on June 27, 2007.

end

Exhibit A-9

NEWS RELEASE

Comprehensive Business Alliance with The Bank of Yokohama,Ltd.

TOKYO, May 24, 2007 – Aozora Bank Co., Ltd. (Chairman and CEO: Kimikazu Noumi, "Aozora Bank") announces the conclusion of a comprehensive business alliance agreement with The Bank of Yokohama, Ltd. (President: Tadashi Ogawa, "The Bank of Yokohama"), to supplement the development of The Bank of Yokohama's investment banking business aimed at corporate customers.

This business tie-up presents an opportunity for mutual business expansion in the joint provision of a diverse range of financial solutions for the investment banking needs of The Bank of Yokohama customers.

The Bank of Yokohama personnel are to operate a dedicated 'The Bank of Yokohama Desk' within Aozora Bank's Investment Banking Division, together with the introduction of measures including systems for the dispatch of personnel for investment banking training, and short-term training for The Bank of Yokohama sales staff, in order to enhance the sourcing function for joint deals.
The establishment of an *Alliance Committee*, comprising representatives of both banks, is planned with the objective of maximizing the effectiveness of this tie-up.

The two parties view this alliance as starting point for continuing discussion on future collaborations outside of the investment banking business, but is in no way intended to stifle potential future alliances with other financial institutions.

Aozora Bank has long held a unique position in the Japanese banking sector, differentiating itself from other financial institutions through its neutrality, and partnership through its network of financial institutions.

Since the change in its top management in February 2007, Aozora has reaffirmed its commitment to being a unique, indispensable institution, firmly rooted in the Japanese financial system as a revitalized bank, to promote its management philosophy to fully implement global best practice standards, and to co-operate with regional financial institutions for mutual benefit.

This collaboration with The Bank of Yokohama represents an important step in Aozora Bank's mid- to long-term growth strategy to strengthen strategic business alliances, based on the development of mutually beneficial relationships with regional financial institutions in conjunction with the establishment of a stable business model. The alliance is firmly grounded in Aozora Bank's development of investment banking for financial institutions, as customers of the Bank.

About Aozora Bank:

Aozora Bank, Ltd. is a leading provider of lending, securitization, business and asset revitalization, asset management, loan syndication and investment advisory services to financial institutions, corporate and retail customers. Originally established in 1957 as the Nippon Fudosan Bank, Ltd., the Bank changed its name to Aozora Bank, Ltd. in 2001. Aozora is proud of its heritage and the long-term relationships it has developed with corporate, financial and individual customers over the years. Building on this heritage, Aozora has created a strong customer-oriented and performance-based culture that will contribute to both innovative business solutions for customers and sustainable earnings growth for investors and shareholders. On November 14, 2006, Aozora successfully listed its shares on the First Section of the Tokyo Stock Exchange.

News and other information about Aozora Bank, Ltd. is available at http://www.aozorabank.co.jp/en/company/

----ENDS---

Exhibit B

Financial Information

Exhibit B-1

FASF MEMBERSHIP

Consolidated Financial and Business Result for the 1st Quarter of FY 2007

July 31, 2007

Company Name	: Aozora Bank, Ltd.	Listed Exchange	: Tokyo Stock Exchange
Code	: 8304	URL	: http://www.aozorabank.co.jp/
Representative	: Kimikazu Noumi, Chairman		
For Contact	: Ichiro Mizuno, Joint General Manager	TEL	: (03)3263-1111

(Note: Figures are rounded down to the nearest million yen)

1. Financial highlights for the period ended June 30, 2007 (1st Quarter of FY 2007)

(1) Consolidated results of operations

(Note: Percentages show year-on-year rates of change.)

	Operating income		Operating profits		Net income	
	Million Yen	%	Million Yen	%	Million Yen	%
Q1 of FY 2007	57,120	18.6	17,156	(14.0)	36,961	11.8
Q1 of FY 2006	48,174	40.1	19,938	74.4	33,062	144.5
FY 2006 (Full Year)	197,545	14.9	62,405	1.6	81,510	(32.1)

	Net income per common share (Basic)	Diluted net income per common share
	Yen	Yen
Q1 of FY 2007	22.40	17.47
Q1 of FY 2006	11.66	7.81
FY 2006 (Full Year)	52.59	38.53

(2) Financial Condition

	Total assets	Net assets	Net assets to total assets ratio (Note)	Net assets per common share
	Million Yen	Million Yen	%	Yen
Q1 of FY 2007	6,548,223	814,122	12.4	384.29
Q1 of FY 2006	6,454,614	731,845	11.3	157.95
FY 2006 (Full Year)	6,543,994	792,480	12.1	369.81

(Note) "Net assets to total assets ratio" is calculated as follows:

$$\frac{\text{Net assets} - \text{Subscription rights for shares} - \text{Minority interests}}{\text{Total assets}}$$

2. Cash dividends

	Dividend per share
(Record date)	1st Quarter
	Yen
1st Quarter of FY 2006	-
1st Quarter of FY 2007	-

3. Earnings forecast for the year ending March 31, 2008 (Fiscal Year 2007)

There is no change on the consolidated and non-consolidated earnings forecast published on May 15, 2007.

(Reference)

(1) Consolidated earnings forecast for the year ending March 31, 2008 (Fiscal Year 2007)

	Operating income		Operating profits		Net income		Net income per share
	Milion Yen	%	Milion Yen	%	Milion Yen	%	Yen
Half Year	104,000	7.5	30,000	(10.1)	46,500	(12.8)	28.18
Full Year	229,000	15.9	66,500	6.6	84,500	3.7	49.89

(2) Non-consolidated earnings forecast for the year ending March 31, 2008 (Fiscal Year 2007)

	Operating income		Operating profits		Net income		Net income per share
	Milion Yen	%	Milion Yen	%	Milion Yen	%	Yen
Half Year	96,000	4.2	26,000	(19.9)	42,000	(20.9)	25.45
Full Year	213,000	13.2	57,000	(8.0)	76,000	(7.5)	44.74

*The above earnings forecast contains risks and uncertainties since the calculations are based on management's assumptions and beliefs in light of information currently available. Please be aware that actual results may be materially different from the forecast presented herein due to various factors.

4. Other

(1) Changes in significant subsidiaries during the term (changes in specified subsidiaries which affect the scope of consolidation) : None

(2) Simplified accounting methods : Applied

(3) Changes in accounting policies : None

(4) Audit by external auditors : None

(5) Due to the 1-for-2 reverse stock split which took effect on September 11, 2006, the numbers of common stock, preferred stock, Class A Series 4 and Class C Series 5 were reduced to half. The following table shows indices taking the effect of reverse stock split into consideration for your references.

	June 30, 2006
	Yen
Net income per common share (Basic)	23.33
Diluted net income per common share	15.63
Net assets per common share	315.90

(Note) For details, please refer to "Qualitative information and financial statement" on page 3.

【Qualitative information and financial statement】

1. Consolidated results of operations

Consolidated net revenue decreased by ¥ 1.5 billion on a year-on-year (YOY) basis to ¥ 27.1 billion. Although net interest income increased by ¥ 3.6 billion on a YOY basis, non-interest income decreased by ¥ 5.1 billion, mainly due to losses on bond transactions and net trading losses, as opposed to gains in the previous period.

General and administrative expenses increased by ¥ 0.4 billion to ¥ 13.0 billion on a YOY basis. Consolidated business profit decreased by ¥ 1.9 billion on a YOY basis to ¥ 14.1 billion.

Although gains on stock transactions were ¥ 3.7 billion, consolidated operating profits decreased by ¥ 2.8 billion on a YOY basis to ¥ 17.2 billion.

Credit-related expenses (including recoveries of written-off claims) were ¥ 4.7 billion of profits, down ¥ 8.5 billion. As a result, income before income taxes and others decreased by ¥ 10.9 billion on a YOY basis to ¥ 22.2 billion.

Deferred income taxes increased by ¥ 14.6 billion on a YOY basis to ¥ 14.9 billion, underscoring management confidence in sustained earning growth.

As a result, consolidated net income increased by ¥ 3.9 billion to ¥ 37.0 billion, on a YOY basis.

2. Financial condition

Total assets increased by ¥ 4.2 billion from the previous fiscal year end to ¥ 6,548.2 billion. Due to a decrease in loans to real-estate related business or government, loans and bills discounted decreased by ¥ 20.4 billion to ¥ 3,664.2 billion. Securities amounted to ¥ 1,828.2 billion, down ¥ 90.7 billion compared with the previous fiscal year end, mainly due to the decrease in Japanese government bonds.

On the liabilities side, as a result of matching the size of investment assets, deposits and negotiable certificates of deposit decreased by ¥ 356.0 billion to ¥ 2,877.9 billion, and debentures increased by ¥ 237.8 billion to ¥ 1,688.3 billion, compared with the previous fiscal year end.

Total net assets increased, as a result of the above net income and dividends, by ¥ 21.6 billion to ¥ 814.1 billion compared with the previous fiscal year end.

3. Other

(1) Simplified accounting methods

The quarterly financial and business result is prepared based on the standards applied for consolidated financial statements, except for simplified methods shown below.

- Some immaterial closing adjustments are omitted.
- Reserve for possible loan losses is calculated by the historical loan-loss ratios at the previous fiscal year end and based on the self-assessment of asset quality as of June 30, 2007, except for certain other assets and subsidiaries' assets.

5. Consolidated Financial Statement

(1) Consolidated Balance Sheets

(In millions of yen, %)

	As of Jun. 30, '06 (A)	As of Jun. 30, '07 (B)	Increase (decrease) (B)-(A)		As of Mar. 31, '07
(Assets)					
Cash and due from banks	111,316	137,963	26,647	24%	132,433
Call loans and bills bought	340,714	180,739	(159,975)	(47%)	178,826
Receivables under securities borrowing transactions	505,242	291,277	(213,965)	(42%)	281,914
Monetary claims bought	95,547	124,318	28,771	30%	125,074
Trading assets	98,202	84,155	(14,047)	(14%)	67,519
Money held in trust	6,964	10,188	3,224	46%	9,213
Securities	1,761,067	1,828,204	67,137	4%	1,918,895
Loans and bills discounted	3,408,083	3,664,185	256,102	8%	3,684,601
Foreign exchanges	9,227	9,027	(200)	(2%)	8,583
Other assets	108,422	153,700	45,278	42%	95,354
Tangible fixed assets	23,781	24,571	790	3%	24,830
Intangible fixed assets	5,539	14,009	8,470	153%	14,188
Deferred discounts on and issuance cost for debentures	244	455	211	86%	340
Deferred tax assets	27,941	44,083	16,142	58%	29,169
Customers' liabilities for acceptances and guarantees	19,979	38,938	18,959	95%	35,621
Reserve for possible loan losses	(67,660)	(57,595)	10,065	(15%)	(62,571)
Total assets	6,454,614	6,548,223	93,609	1%	6,543,994
(Liabilities)					
Deposits	2,347,132	2,184,996	(162,136)	(7%)	2,330,925
Negotiable certificates of deposit	1,024,947	692,917	(332,030)	(32%)	902,980
Debentures	1,152,789	1,688,294	535,505	46%	1,450,525
Call money and bills sold	482,589	323,249	(159,340)	(33%)	313,213
Payables under repurchase agreements	44,056	28,362	(15,694)	(36%)	33,734
Payables under securities lending transactions	198,428	162,700	(35,728)	(18%)	146,248
Trading liabilities	99,877	110,877	11,000	11%	64,506
Borrowed money	100,915	234,415	133,500	132%	223,815
Foreign exchanges	2	1	(1)	(50%)	1
Corporate bonds	99,500	99,469	(31)	(0%)	99,467
Other liabilities	133,226	149,838	16,612	12%	128,081
Reserve for employees' bonus	1,400	1,875	475	34%	4,223
Reserve for employee retirement benefits	16,279	16,715	436	3%	16,798
Reserve for executive retirement benefits	-	126	126	-	-
Reserve for credit losses on off-balance-sheet instruments	1,646	1,324	(322)	(20%)	1,372
Acceptances and guarantees	19,979	38,938	18,959	95%	35,621
Total liabilities	5,722,769	5,734,100	11,331	0%	5,751,514
(Net assets)					
Capital stock	419,781	419,781	–	-	419,781
Capital surplus	33,333	33,333	–	-	33,333
Retained earnings	297,961	378,267	80,306	27%	346,410
Treasury stock	(0)	-0	-0	-	-0
Total owners' equity	751,076	831,381	80,305	11%	799,524
Net unrealized loss on available-for-sale securities	(9,502)	-15,100	-5,598	59%	-6,774
Net deferred loss on derivatives under hedge accounting	(10,505)	-7,368	3,137	(30%)	-2,378
Foreign currency translation adjustments	203	4,579	4,376	-	1,392
Total valuation and translation adjustments	(19,804)	-17,889	1,915	(10%)	-7,760
Minority interests	573	630	57	10%	717
Total net assets	731,845	814,122	82,277	11%	792,480
Total liabilities and net assets	6,454,614	6,548,223	93,609	1%	6,543,994

(2) Consolidated Statements of Income

(In millions of yen, %)

	1st Quarter of FY 2006	1st Quarter of FY 2007	Increase (decrease)		FY 2006 (full year)
	(A)	(B)	(B)-(A)		
Operating income	48,174	57,120	8,946	19%	197,545
Interest income	23,510	34,712	11,202	48%	110,423
Interest on loans and discounts	15,633	23,704	8,071	52%	76,458
Interest and dividends on securities	5,570	9,134	3,564	64%	25,120
Fees and commissions	4,071	3,338	(733)	(18%)	17,834
Trading income	1,274	12	(1,262)	(99%)	5,452
Other operating income	14,362	14,927	565	4%	54,030
Other income	4,955	4,130	(825)	(17%)	9,804
Operating expenses	28,236	39,964	11,728	42%	135,140
Interest expenses	12,759	20,354	7,595	60%	65,539
Interest on deposits	2,421	3,711	1,290	53%	12,350
Interest on debentures	1,484	3,314	1,830	123%	8,367
Fees and commissions	484	353	(131)	(27%)	1,798
Trading expenses	3	910	907	-	-
Other operating expenses	1,311	4,243	2,932	224%	6,004
General and administrative expenses	12,636	12,986	350	3%	52,795
Other expenses	1,041	1,116	75	7%	9,002
Operating profits	19,938	17,156	(2,782)	(14%)	62,405
Extraordinary profits	13,283	5,060	(8,223)	(62%)	20,011
Extraordinary losses	148	2	(146)	(99%)	1,384
Income before income taxes and others	33,073	22,214	(10,859)	(33%)	81,031
Provision for income taxes and others	287	156	(131)	(46%)	910
Deferred income taxes	(315)	(14,909)	(14,594)	-	(1,572)
Minority interests in net income	39	6	(33)	(85%)	183
Net income	33,062	36,961	3,899	12%	81,510

(3) Consolidated Statements of Changes in Net Assets

(For the three-month period ended June 30, 2007)

(In millions of yen)

	Owners' equity				
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Owners' equity total
Balance, March 31, 2007	419,781	33,333	346,410	(0)	799,524
Changes of items during the period					
Cash dividends			(5,103)		(5,103)
Net income			36,961		36,961
Treasury stock acquired during the period				(0)	(0)
Net changes of items other than owners' equity					
Net changes in the period			31,857	(0)	31,857
Balance, June 30, 2007	419,781	33,333	378,267	(0)	831,381

	Valuation and translation adjustments				Minority interest	Net assets total
	Net unrealized gain(loss) on available-for-sale securities	Net deferred gain(loss) on derivatives under hedge accounting	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance, March 31, 2007	(6,774)	(2,378)	1,392	(7,760)	717	792,480
Changes of items during the period						
Cash dividends						(5,103)
Net income						36,961
Treasury stock acquired during the period						(0)
Net changes of items other than owners' equity	(8,326)	(4,989)	3,187	(10,128)	(86)	(10,215)
Net changes in the period	(8,326)	(4,989)	3,187	(10,128)	(86)	21,642
Balance, June 30, 2007	(15,100)	(7,368)	4,579	(17,889)	630	814,122

(4) Segment Information

[Business segment information]

1st Quarter of FY 2006

The Group is engaged in banking and other related activities such as trust services. Business segment information, however, has not been presented, due to immaterial share of the other related activities to the overall businesses conducted by the Group.

1st Quarter of FY 2007

The Group is engaged in banking and other related activities such as trust services. Business segment information, however, has not been presented, due to immaterial share of the other related activities to the overall businesses conducted by the Group.

(Reference) FY 2006

The Group is engaged in banking and other related activities such as trust services. Business segment information, however, has not been presented, due to immaterial share of the other related activities to the overall businesses conducted by the Group.

Reference Material

(The tables below represent translations of the original disclosure in the Japanese language.)

1 . Summary of Revenue and Expenses

【Consolidated】

(In millions of yen)

	1st Quarter of FY 2007 (A)	(A)-(B)	1st Quarter of FY 2006 (B)	<reference> FY 2006
Consolidated net revenue	27,128	(1,531)	28,659	114,398
Net interest income	14,357	3,606	10,751	44,883
Net fees and commissions	2,984	(602)	3,586	16,035
Net trading revenues	(897)	(2,167)	1,270	5,452
Net other operating income	10,684	(2,367)	13,051	48,026
General and administrative expenses	(12,986)	(350)	(12,636)	(52,795)
Business profit	14,141	(1,882)	16,023	61,603
Write-off/loss on disposition of loans	(362)	(353)	(9)	(4,764)
Write-off of loans	(362)	(353)	(9)	(4,988)
Provision for specific reserve for possible loan losses	-	-	-	-
Provision for general loan-loss reserve	-	-	-	-
Provision for reserve for loans to restructuring countries	-	-	-	-
Loss on disposition of loans	-	-	-	223
Gains (losses) on stock transactions	3,691	1,429	2,262	5,179
Income from interests in associated undertakings	-	-	-	-
Other	(314)	(1,975)	1,661	386
Operating profits	17,156	(2,782)	19,938	62,405
Extraordinary profits (losses)	5,058	(8,077)	13,135	18,626
Reversal of reserve for possible loan losses	4,845	(7,649)	12,494	16,553
Reversal of general reserve for possible loan losses	3,503	(8,468)	11,971	15,834
Reversal of specific reserve for possible loan losses	1,266	1,019	247	438
Reversal of reserve for loans to restructuring countries	74	(201)	275	281
Recoveries of written-off claims	167	(244)	411	522
Reversal of reserve for credit losses on off-balance sheet instruments	48	(245)	293	568
Other extraordinary profits (losses)	(2)	61	(63)	982
Income before income taxes and others	22,214	(10,859)	33,073	81,031
Provision for income taxes and others	(156)	131	(287)	(910)
Deferred income taxes	14,909	14,594	315	1,572
Minority interests in net income	(6)	33	(39)	(183)
Net income	36,961	3,899	33,062	81,510
Credit-related expenses	4,530	(8,248)	12,778	12,357
Credit-related expenses (incl. recoveries of written-off claims)	4,698	(8,491)	13,189	12,879

(Note) The amounts are rounded down to the nearest JPY millions.

Aozora Bank, Ltd.

【Non-consolidated】

(In millions of yen) <reference>

	1st Quarter of FY 2007 (A)	(A)-(B)	1st Quarter of FY 2006 (B)	FY 2006
Net revenue	22,516	(4,927)	27,443	107,697
Net interest income	12,893	2,144	10,749	43,423
Net fees and commissions	2,441	(486)	2,927	12,588
Net trading revenues	(910)	(2,180)	1,270	5,428
Net other operating income	8,092	(4,403)	12,495	46,256
(Gains (losses) on bond transactions)	(2,079)	(6,641)	4,562	10,994
General and administrative expenses	(11,377)	87	(11,464)	(46,444)
Personnel	(4,533)	26	(4,559)	(19,019)
Property and equipment	(6,066)	27	(6,093)	(24,389)
Taxes	(777)	35	(812)	(3,036)
Business profit before general loan-loss reserve	11,139	(4,839)	15,978	61,252
Excluding gains (losses) on bond transactions	13,218	1,802	11,416	50,258
Provision for general loan-loss reserve	-	-	-	-
Business profit	11,139	(4,839)	15,978	61,252
Gains (losses) on bond transactions	(2,079)	(6,641)	4,562	10,994
Other income (losses)	2,976	(670)	3,646	707
Write-off/loss on disposition of loans	(296)	(290)	(6)	(3,807)
Write-off loans	(296)	(290)	(6)	(4,031)
Provision for specific reserve for possible loan losses	-	-	-	-
Provision for reserve for loans to restructuring countries	-	-	-	-
Loss on disposition of loans	-	-	-	223
Gains (losses) on stock transactions	3,691	1,797	1,894	4,812
Gains on sale of stocks	3,691	1,686	2,005	4,941
Losses on sale of stocks	(0)	99	(99)	(101)
Write-off of stocks	-	11	(11)	(27)
Other	(417)	(2,174)	1,757	(296)
Operating profits	14,116	(5,509)	19,625	61,960
Extraordinary profits (Losses)	5,047	(8,098)	13,145	18,874
Reversal of reserve for possible loan losses	4,880	(7,650)	12,530	16,871
Reversal of general reserve for possible loan losses	3,559	(8,449)	12,008	16,131
Reversal of specific reserve for possible loan losses	1,266	1,019	247	438
Reversal of reserve for loans to restructuring countries	54	(221)	275	301
Recoveries of written-off claims	114	(246)	360	429
Reversal of reserve for credit losses on off-balance sheet instruments	55	(238)	293	519
Gains (losses) on disposition of tangible fixed assets	(2)	37	(39)	(1,311)
Gains on disposition of tangible fixed assets	0	0	-	-
Losses on disposition of tangible fixed assets	(2)	37	(39)	(1,311)
Other extraordinary profits (losses)	-	-	-	2,366
Income before income taxes and others	19,164	(13,607)	32,771	80,835
Provision for income taxes and others	(148)	(160)	12	73
Deferred income taxes	15,000	14,659	341	1,260
Net income	34,015	891	33,124	82,168
Credit-related expenses	4,639	(8,179)	12,818	13,582
Credit-related expenses (incl. recoveries of written-off claims)	4,753	(8,426)	13,179	14,011

(Note) The amounts are rounded down to the nearest JPY millions.

2. Assets Classified under the Financial Reconstruction Law (Non-consolidated)

(Unit: 100 million yen)

	Jun. 30, '07	Mar. 31, '07 (for reference)	Sep. 30, '06 (for reference)
Bankrupt and Similar Credit	3	4	38
Doubtful Credit	259	292	150
Special Attention Credit	64	34	40
Total	326	330	228
Ratio on total credit	0.97%	0.96%	0.69%

Notes)

1. Figures as of Jun. 30, '07 shown above are based on classification prescribed in Article 4 of Enforcement Regulations of Financial Reconstruction Law.
2. Figures as of Jun. 30, '07 shown above are calculated based on the self-assessment of asset quality on each claim pursuant to its borrower category as of Jun. 30, '07, according to the internal self-assessment standards and credit rating system. The amount of claims to bankrupt or de facto bankrupt borrowers deemed irrecoverable is reduced as partial direct write-off.

※ Relationship between the financial construction law categories and self-assessment categories

Bankrupt and Similar Credit	Claims to bankrupt or de facto bankrupt borrowers
Doubtful Credit	Claims to in danger of bankruptcy borrowers
Special Attention Credit	Claims overdue for more than three months or with mitigated conditions to need attention borrowers

3. Net Unrealized Gains(Losses) on Marketable Securities (Consolidated)

Note) The figures are rounded down to the nearest 100 million yen.

(Unit: 100 million yen)

	Jun. 30, '07				Mar. 31, '07 (for reference)			
	Fair value	Net unrealized gain(loss)			Fair value	Net unrealized gain(loss)		
			Gain	Loss			Gain	Loss
Held-to-maturity debt securities	0	(0)	-	0	0	(0)	-	0
Available-for-sale securities	14,071	(151)	59	210	14,969	(67)	55	122
Japanese stocks	21	5	5	-	21	6	6	-
Japanese debt securities	9,013	(86)	0	86	10,270	(53)	2	55
Others	5,036	(70)	53	123	4,677	(20)	46	67
Total	14,071	(151)	59	210	14,970	(67)	55	122

	Sep. 30, '06 (for reference)			
	Fair value	Net unrealized gain(loss)		
			Gain	Loss
Held-to-maturity debt securities	0	(0)	–	0
Available-for-sale securities	14,121	(73)	45	119
Japanese stocks	31	13	13	0
Japanese debt securities	9,844	(47)	1	48
Others	4,246	(39)	30	70
Total	14,122	(73)	45	119

Notes)

1. "Net unrealized gain(loss)" and "Gain(Loss)" are differences between fair value and book value amortized or written down as an impairment.
2. Not only securities, but negotiable funds or commercial paper etc. are also included in the above figures.

4. Capital Adequacy Ratio (based on Japanese domestic standards)

【Consolidated】 (Unit: JPY millions)

	Jun. 30, 2007 (preliminary) (A)	(A)-(B)	Mar. 31, 2007 (B)
(1) Capital adequacy ratio	16.33%	0.51%	15.82%
Tier I ratio	18.07%	0.57%	17.50%
(2) Tier I	821,536	31,829	789,707
(3) Tier II (qualifying as capital)	28,409	206	28,203
(a) General loan loss reserve	28,409	206	28,203
(b) Subordinated debt	-	-	-
(a) + (b)	28,409	206	28,203
(4) Deductions	107,361	3,683	103,678
Amounts equivalent to funding of other financial institutions	-	-	-
(5) Regulatory Capital (2)+(3)-(4)	742,583	28,351	714,232
(6) Risk-weighted assets	4,545,457	32,851	4,512,606
(7) Required Capital (6)*4%	181,818	1,314	180,504

【Non-consolidated】

	Jun. 30, 2007 (preliminary) (A)	(A)-(B)	Mar. 31, 2007 (B)
(1) Capital adequacy ratio	16.39%	0.41%	15.98%
Tier I ratio	17.86%	0.49%	17.37%
(2) Tier I	811,506	25,694	785,812
(3) Tier II (qualifying as capital)	28,395	122	28,273
(a) General loan loss reserve	28,395	122	28,273
(b) Subordinated debt	-	-	-
(a) + (b)	28,395	122	28,273
(4) Deductions	94,942	4,013	90,929
Amounts equivalent to funding of other financial institutions	-	-	-
(5) Regulatory Capital (2)+(3)-(4)	744,960	21,804	723,156
(6) Risk-weighted assets	4,543,348	19,613	4,523,735
(7) Required Capital (6)*4%	181,733	784	180,949

(Note) Figures are calculated based on BaselⅢ.

5. Non-consolidated Financial Statement

(1) Non-consolidated Balance Sheets

(In millions of yen, %)

	As of Jun. 30, '06 (A)	As of Jun. 30, '07 (B)	Increase (decrease) (B)-(A)		As of Mar. 31, '07
(Assets)					
Cash and due from banks	94,579	97,632	3,053	3%	97,505
Call loans	340,714	180,739	(159,975)	(47%)	178,826
Receivables under securities borrowing transactions	505,242	291,277	(213,965)	(42%)	281,914
Bills bought	64,653	85,378	20,725	32%	84,056
Trading assets	98,202	84,155	(14,047)	(14%)	67,519
Money held in trust	6,964	9,188	2,224	32%	9,203
Securities	2,011,076	2,288,129	277,053	14%	2,332,881
Loans and bills discounted	3,226,594	3,289,958	63,364	2%	3,362,528
Foreign exchanges	9,029	9,027	(2)	(0%)	8,583
Other assets	107,287	154,752	47,465	44%	96,287
Tangible fixed assets	21,563	22,169	606	3%	22,776
Intangible fixed assets	5,720	14,593	8,873	155%	14,739
Deferred discounts on and issuance cost for debentures	244	455	211	86%	340
Deferred tax assets	27,463	43,382	15,919	58%	28,382
Customers' liabilities for acceptances and guarantees	19,979	38,878	18,899	95%	35,621
Reserve for possible loan losses	(67,645)	(57,228)	10,417	(15%)	(62,275)
Total assets	6,471,668	6,552,488	80,820	1%	6,558,891
(Liabilities)					
Deposits	2,358,741	2,197,936	(160,805)	(7%)	2,349,165
Negotiable certificates of deposit	1,024,947	692,917	(332,030)	(32%)	902,980
Debentures	1,156,789	1,692,294	535,505	46%	1,454,525
Call money	373,789	323,249	(50,540)	(14%)	313,213
Payables under repurchase agreements	44,056	28,362	(15,694)	(36%)	33,734
Payables under securities lending transactions	198,428	162,700	(35,728)	(18%)	146,248
Bills sold	108,800	-	(108,800)	(100%)	-
Trading liabilities	99,877	110,877	11,000	11%	64,506
Borrowed money	100,800	234,300	133,500	132%	223,700
Foreign exchanges	2	1	(1)	(50%)	1
Corporate bonds	100,000	99,969	(31)	(0%)	99,967
Other liabilities	138,525	147,970	9,445	7%	125,930
Reserve for employees' bonus	1,143	1,522	379	33%	3,348
Reserve for employee retirement benefits	15,483	15,903	420	3%	15,989
Reserve for executive retirement benefits	-	102	102	-	-
Reserve for credit losses on off-balance-sheet instruments	1,646	1,366	(280)	(17%)	1,421
Acceptances and guarantees	19,979	38,878	18,899	95%	35,621
Total liabilities	5,743,010	5,748,351	5,341	0%	5,770,354
(Net assets)					
Capital stock	419,781	419,781	-	-	419,781
Capital surplus	33,333	33,333	-	-	33,333
Capital surplus reserve	33,333	33,333	-	-	33,333
Retained earnings	295,551	373,507	77,956	26%	344,595
Earned surplus reserve	4,844	5,865	1,021	21%	4,844
Other retained earnings	290,707	367,641	76,934	26%	339,751
Earned surplus brought forward	290,707	367,641	76,934	26%	339,751
Treasury stock	(0)	(0)	(0)	-	(0)
Total owners' equity	748,666	826,620	77,954	10%	797,709
Net unrealized loss on available-for-sale securities	(9,502)	(15,114)	(5,612)	59%	(6,793)
Net deferred loss on derivatives under hedge	(10,505)	(7,368)	3,137	(30%)	(2,378)
Total valuation and translation adjustments	(20,007)	(22,483)	(2,476)	12%	(9,172)
Total net assets	728,658	804,137	75,479	10%	788,537
Total liabilities and net assets	6,471,668	6,552,488	80,820	1%	6,558,891

(2) Non-consolidated Statements of Income

(In millions of yen, %)

	1st Quarter of FY 2006	1st Quarter of FY 2007	increase (decrease)		FY 2006 (full year)
	(A)	(B)	(B)-(A)		
Operating income	46,221	52,331	6,110	13%	188,088
Interest income	23,517	33,243	9,726	41%	108,855
Interest on loans and discounts	12,864	16,935	4,071	32%	57,736
Interest and dividends on securities	8,510	14,704	6,194	73%	43,038
Fees and commissions	3,365	2,753	(612)	(18%)	14,250
Trading income	1,274	0	(1,274)	(100%)	5,428
Other operating income	13,778	12,416	(1,362)	(10%)	51,442
Other income	4,285	3,917	(368)	(9%)	8,112
Operating expenses	26,595	38,214	11,619	44%	126,128
Interest expenses	12,773	20,366	7,593	59%	65,474
Interest on deposits	2,421	3,712	1,291	53%	12,362
Interest on debentures	1,497	3,323	1,826	122%	8,393
Fees and commissions	437	311	(126)	(29%)	1,661
Trading expenses	3	910	907	-	-
Other operating expenses	1,282	4,324	3,042	237%	5,185
General and administrative expenses	11,903	11,630	(273)	(2%)	48,309
Other expenses	194	671	477	246%	5,496
Operating profits	19,625	14,116	(5,509)	(28%)	61,960
Extraordinary profits	13,185	5,050	(8,135)	(62%)	20,186
Extraordinary losses	39	2	(37)	(95%)	1,311
Income before income taxes and others	32,771	19,164	(13,607)	(42%)	80,835
Provision for income taxes and others	(12)	148	160	-	(73)
Deferred income taxes	(341)	(15,000)	(14,659)	-	(1,260)
Net income	33,124	34,015	891	3%	82,168

Exhibit C

IR Presentation

Exhibit C-1

Summary of "Business Revitalization Plan"

August 2007

Aozora Bank, LTD.

1 . Strategies for Rationalization of Operations

(1) Business Model, Management Strategies

Aozora Bank has demonstrated its commitment to the attainment of global best standard frameworks in corporate governance, internal control, and risk management, and has successfully reconstructed its management framework since re-privatization in September 2000. The Bank's performance has exceeded consecutive yearly plans, and these efforts culminated in the listing of the Bank's shares on the First Section of the Tokyo Stock Exchange in November 2006.
We have now brought to a close the first stage of reconstruction to make way for a new era of growth.

In our unique position as neither a mega bank, nor a regional financial institution, our aim is to be a contemporary company, which is firmly rooted in the Japanese financial system. The further expansion of our established customer base, made up of corporate customers, focused on medium-sized corporations spread around diverse industries and regions of Japan, financial institution clients, which include our network of domestic financial institutions, and our retail customer base, consisting principally of affluent savers and investors, will form the foundation for our business model. The establishment of a diversified and sustainable revenue base can be achieved as we take full advantage of the Bank's expertise in deal structuring, assessment and risk management know-how, and as we develop our strengths in the investment banking and global investment businesses. We see the effective utilization of our strengths, in terms of speed, skill, network, diversity, and our financial strength as the key to the success of the Bank's business model.

(2) Restructuring Plan

Aozora Bank has achieved its Business Revitalization Plan profit targets each year since the ending of the period of Special Public Management. The Bank and has effectively controlled its expenses and the number of personnel, and has achieved all of the related targets It has set for itself in the BRP, and in addition, has secured a level of retained earnings required for the redemption of public funds.

As we enter a new stage of growth, Aozora Bank reasserts its commitment to the attainment of global best standard frameworks in corporate governance, internal control, and risk management, and in conjunction sees the active investment in personnel and IT as indispensable in the development of new products, together with the cultivation of customers and our market. While the Bank ensures a high level of efficiency in its operations, continuing additional expenses are forecast, focusing particularly on system-related expenses, in line with the growth of the Bank.

%	March 2007	March 2008	March 2009	March 2010	March 2011
OHR	43.12%	45.45%	47.64%	46.56%	45.08%

We expect to maintain an OHR within the 40% range which equates to high efficiency in terms of Japanese banks, and aim to meet a target level of 45% in FY2010.

JPY 100 mil.	March 2007	March 2008	March 2009	March 2010	March 2011
Personnel+Non-personnel Expenses	434	470	525	545	565

Aozora Bank reasserts its commitment to the attainment of global best standard frameworks in corporate governance, internal control, and risk management, and in conjunction sees the active investment in personnel and IT as indispensable in the business development. Aozora continues to

have stringent cost control, but expects G&A expenses to increase

① Personnel Expenses

JPY 100 mil, Headcount	March 2007	March 2008	March 2009	March 2010	March 2011
Personnel Expenses	190	205	217	227	237
Staffs	1,491	1,540	1,580	1,620	1,660

We will continue to actively recruit experienced professionals with special skills, experience and networks, in addition to the creation of new grades for the acceleration of our business expansion. The total number of employees is expected to increase. In addition, a part of "Property & Equipment Expenses" is posted as "Personnel Expenses" due to review of responsibilities within Aozora Group. As a result, total personnel cost is expected to grow.

A "Job-grading program" has been introduced into both managerial and non-managerial positions in order to realize a pay system which works in accordance with the roles and responsibilities of each job, and a bonus system closely linked with job performance.

② Non-Personnel Expenses

JPY 100 mil.	March 2007	March 2008	March 2009	March 2010	March 2011
Non-personnel Expenses	244	265	308	318	328
System Expenses	78	100	135	135	135
Excluding System Expenses	166	165	173	183	193

We have built a system infrastructure and have renewed the main business systems. As a next step, we are considering the introduction of new Core Banking system renewing the current aging Kanjokei system which is costly in terms of maintenance.

As a result, we anticipate that the amount of system-related expenses will remain at a high level for the coming four years; however, as the system investment is one of the top-priority items from the strategic viewpoint, we intend to build a robust infrastructure for the future management by intensive investment.

③Affiliates/Related Companies

Since the previously agreed Business Revitalization Plan, changes in the scope of the consolidation include the sale of Blue Planet, the merger of Aozora Computer and Aozora Business Services, and the establishment of Aozora Securities Co., Ltd., Aozora Asia Pacific Finance Limited, Aozora Investment Management Limited, etc. Future changes will be made dependent on business requirements.

2. Summary of Table 1

(JPY 100 mil.)

	March 2007 Result	March 2008 Plan	March 2009 Plan	March 2010 Plan	March 2011 Plan
Net Revenue	1,077	1,100	1,165	1,235	1,320
General and Administrative Expenses	464	500	555	575	595
Business Profit (*)	613	600	610	660	725
Credit-related Expenses	-136	35	110	115	120
Gains / Losses on sales of stocks and other securities	48	55	55	55	55
Operating Profits	620	570	545	590	650
Net income	822	760	515	348	384
OHR	43.12%	45.45%	47.64%	46.56%	45.08%

(*) Business Profit before General Loan-Loss Reserve

3 Management Systems

<Corporate Governance>


General Meeting of Shareholders
Corporate Auditors
Board of Corporate Auditors
Special Audit Committee
Board of Directors
Nomination and Remuneration Committee
Audit and Compliance Committee
Management Committee
Asset and Liability Committee
Risk Policy Committee
Credit Committee
Investment Committee
New Business/ Product Committee
Strategic Planning Steering Committee
Suitability Committee

The Board of Directors determines the basic policies of the Bank and empowers the Executive Officers to execute the day-to-day operations of the Bank. At the Board level there are three committees for supervision; the Special Audit Committee, the Nomination and Remuneration Committee and the Audit and Compliance Committee. The Management Committee is the main executive committee within the Bank and is staffed by representative Directors and Executive Officers who head businesses or support groups. The Management Committee delegates authority to seven special purpose committees including the Credit Committee and the Asset and Liability Committee.

4 Strategy for Prevention of Profit Drain through Dividend

(1) Basic Policy

The Bank has met all PL targets under the Business Revitalization Plan since re-privatization and has already accumulated retained earnings to secure a source of funds to fully buy back and cancel the preferred shares. The Bank continues to ensure the achievement of the Business Revitalization Plan and to distribute an appropriate return to stockholders as a listed company.

(2) Dividend, Remunerations/Bonuses to Directors and Officers

After re-listing of common stock in November 2006, the Bank has considered a target level of dividend payment, from the perspective of appropriate return to stockholders and the maintenance of a sound financial base. As a result, we aim to increase a payout ratio at least comparable to Japanese major banks in the medium term.

Common stock dividend stated in this plan is as follows:

<Common stock Dividend>

	Dividend per stock (yen)	Total Common Stock Dividend Amount (100 mil yen)	Pay-out Ratio 1 (Note)
FY2007	3.86	64	8.4%
FY2008	4.17	69	13.4%
FY2009	4.47	74	21.2%
FY2010	4.77	79	20.5%

(Note) Total dividend amount on common stock divided by net income

Actual dividend payment amount should be reviewed based on the Financial Reconstruction Commission rule that the dividend yield of common stock cannot be higher than that of 5th preferred stock.

The Nomination and Remuneration Committee is comprised of non-executive directors with a mandate to determine remuneration for each Director. While bonus payments for Executive Officers are not forecast in this plan, the resumption of payment may be considered in light of the effect of management performance on profit trends, or based on such forecasts.

5. Strategy relating to advancement of Credit products

In addition to traditional loans for facility and equipment investment and for working capital, which we have actively dealt with, we also strive to be a true partner to our clients by providing them with financial solutions for management issues such as business revitalization, or regeneration of new business on a business unit basis, and Leveraged Finance to be utilized in raising funds for MBO and M&A.
In taking up a business deal with a client, we believe it is important to identify appropriate risk/return, having a thorough understanding of the financial position and strategic plans of the client. When involving highly sophisticated or complex structured products, we always examine for the suitability of the product to the client.

With regard to specific measures taken, we provide a wide array of custom-made products to meet the diverse needs of clients. In evaluating credit for a transaction, we continue to respond to the needs of clients in any business sector by adopting credit screening methods through which, we evaluate accurately the technological capability, uniqueness and competitiveness of their business model, in addition to physical collateral, in order to weigh the client's cash flow generation ability.

We implemented organizational reform in September 2006, whereby we deployed Relationship Managers in each marketing division and branch with the purpose of uncovering the needs of clients. We made Credit Divisions adopt a system whereby each credit officer assumes responsibility for assigned divisions/branches in order to enable a swift response. Further, in order to enhance our client base, we set up a new division to exclusively engage in the development of new clients.
In April 2007, aiming at further enhancement of client base and improvement of services, the aforementioned division for new client development was placed in the business line of Corporate Business Divisions

6 Strategy to Secure Financial Resources from profits for the Cancellation and Reimbursement of Stocks and Redemption or Repayment of Borrowings in connection with the Issuance of Stocks

The Bank has met all PL targets under the Business Revitalization Plan since re-privatization and has already accumulated retained earnings to secure a source of funds to fully buy back and cancel the preferred shares. The Bank is putting strategic priority on the redemption and cancellation of all of the remaining preferred shares, subject to meeting the pricing terms and other criteria for redemption and the approval of the relevant authorities.

Change in Retained Earnings

(100 mil. Yen)

March 2007	March 2008	March 2009	March 2010	March 2011
3,398	4,045	4,454	4,691	4,957

* Summary of the preferred stock

Total issue Amount	260 Billion Yen
Mandatory Conversion to Common Stock	October 3, 2012

7 Strategies for Sound and Appropriate Finance and Business Operations

(1) Control of various risks

The Bank's fundamental risk policy is clearly explained in the Risk Management Master Policies to ensure that all officers and employees conduct their business activities in full compliance. Risk Management starts at the Board of Directors and its assisting committees including the Special Audit Committee, Nomination and Remuneration Committee and Audit and Compliance Committee.

The Board of Directors approves the business operations plan drawn up by the Management Committee and determines the Group's risk tolerance, taking into account the Bank's financial resources, such as its capital and earnings target. The Board of Directors is committed to conducting appropriate corporate governance and business operations by granting approval to any material decisions made by each Committee and receiving detailed regular risk management reports.

Credit risk, market risk and operational risk are managed by the respective risk management divisions under the supervision of the Chief Officer assigned to them.

The Integrated Risk Management Division is responsible for the unification of the risk management stance of the Bank as a whole, while the head of the Integrated Risk Management Group supervises each risk management division.

The Internal Audit Division conducts audits of all the branches / divisions / subsidiaries including the divisions above in charge of risk management, and verifies the appropriateness and effectiveness of the risk management system from an independent standpoint.

<Measures to Avoid Becoming a Captive Bank>

To maintain sound and proper operations, as required in the provisions of the Banking Law and FSA's Guidelines for Supervision, the Bank is committed to avoiding becoming a captive bank. In the event that relevant law and ordinances are revised, the Bank shall comply by taking proper measures.

(2) Final Decision-Making Authority pertinent to Asset Management

To be revised

Approval authority on credit transactions lies with the Credit Committee, in which the Head of Integrated Risk Management Group ("Head of IRMG") serves as Chairperson. The Credit Committee delegates its approval authority on transactions, except for those subject to the approval thereof, to the Chief Credit Risk Officer ("CCRO"), in addition to the power to redelegate this approval authority.

The Credit Committee consists of the Chairman, President, CCRO, the General Manager of Credit Division I, the General Manager of Credit Division II, in addition to the Head of IRMG as the Chairperson of the Committee, and is held on a weekly basis in principle.

Approval authority of investment transactions lies with the Investment Committee, in which the Head of IRMG serves as Chairperson. The Investment Committee partially delegates its authority to the Chief Market Risk Officer ("CMRO") and Senior Managing Executive Officers in charge.

The Investment Committee consists of the Chairman, President, and CMRO, CCRO, etc., in addition to the Head of IRMG as the Chairperson of the Committee, and is held on a monthly basis in principle.

(3) Policy regarding Write-Offs and Provisioning

As before, we would like to implement adequate self-assessment and write-off/allowance pursuant to the Financial Inspections Manual.

<Concept of Debt Forgiveness>

The decision to write off assets will only be taken after the following items are considered.

1. We can find economic rationality in offering loan forgiveness which is expected to promote revitalizing the ailing customer and would better enhance the recovery prospects of the remaining loans.
2. By giving support by way of loan forgiveness, we can prevent social loss from the failure of the corporate customer.
3. The management responsibility of the borrower has been clarified through the formulation/implementation of a reconstruction plan, etc.

(4) Holding gains/ losses and our plan for future handling of them

We have recorded approximately 12.3 billion yen unrealized losses on securities. Although we are aware that there is no need to take impairment or reserves on most of these securities at this time, we will do so in accordance with accounting standards for impairment and reserves when necessary.

Also, we anticipate potential losses for the land and building held and used as a computer center, however, we understand that we are not required to record any impairment loss for this asset even in accordance with the accounting for the impairment of assets.

Exhibit C-2

AOZORA BANK, LTD.

FY2007 1st Quarter Financial Results

July 31st, 2007





AOZORA

1. FY2007 1st Quarter Financial Highlights

■ Consolidated Net Income increased by 11.8%, a record for the first quarter*

* Since the Bank began reporting financial results on a quarterly basis in FY2004

< Record first quarter profit boosted by interest income growth >

- ■ 1Q Net Income increased by 11.8% from the same period the previous year
  - ・Growth of Interest Income(+33.5% from the same period the previous year)
  - ・Additional recognition of deferred tax assets
- ■ Consolidated Net Operating Profit remains on track to meet first half projections
  - ・57.2% progress against first half projection of 30 billion yen
- ■ Sustained high level in asset quality
  - ・Consolidated loan balance remains at the same level from the end of the previous fiscal year: -0.55%
  - ・Consolidated FRL Ratio is 1.01%
  - ・Non-consolidated coverage Ratio of reserves and collateral, etc. stood at 88.8%, remaining at a very high level
- ■ High capital adequacy ratio:
  - ・Consolidated Tier 1 Ratio increased by 0.57% to 18.07%
  - ・Consolidated Capital Adequacy Ratio increased by 0.51% to 16.33%

AOZORA

2. Earnings Review

- **Net Income :**
  11.8% increase driven by higher net interest income and the additional recognition of deferred tax assets
- **Business Profit and Operating Profit :**
  Down from previous period due to previous period gains on sales of REITs (*) and Foreign Securities

(Unit : billion yen)


Consolidated Business Profit
12.2
14.1
16.0
FY06/4Q
FY07/1Q
FY06/1Q
Consolidated Operating Profit
12.1
17.2
19.9
FY06/4Q
FY07/1Q
FY06/1Q
Consolidated Net Income
6.7
37.0
33.1
FY06/4Q
FY07/1Q
FY06/1Q
Credit related Expenses
Deferred Income Taxes
Net Income excl. Deferred Income Taxes & Credit related Expenses

(*) Gains (losses) on sales of REITs :
FY06/1Q : 3 billion, FY06/1Q : 0.4 billion, FY07/1Q : 0.5 billion

AOZORA

3. Net Revenue (1/2)

- Strong growth in Net Interest Income and Net Other Operating Income excluding gains (losses) on bond transactions
- Net Trading Revenue is down with lower demand for and spread from derivatives

Adjusted Consolidated Net Revenue

(Unit : billion yen)


35
30
25
20
15
10
5
0
-5
26.1
7.3
0.5
0.3
4.7
1.8
27.1
10.9
3.0
1.9
-0.9
28.7
6.4
4.6
1.3
3.6
2.1
FY06/4Q
FY07/1Q
FY06/1Q

Comparison with 4Q in FY2006

Comparison with 1Q in FY2006

Adjusted Net Other Operating Income *
- Adjusted Net Other Operating Income excl. gains (losses) on bond transactions
- Gains (losses) on bond transactions
- Net Trading Revenues
- Net Fees and Commissions
- Estimated Funding Costs on Fund Investments & TK
- Net Interest Income

* Adjusted Net Other Operating Income : Net Other Operating Income — Estimated Funding Costs on Fund Investments & TK Investments

AOZORA

3. Net Revenue (2/2)


Adjusted Consolidated Net Revenue
(Unit : billion yen)
35
30
25
20
15
10
5
0
-5
23.7
28.7
27.1
29.9
29.4
30.8
30.3
29.8
26.1
FY05
FY06
FY07
1Q
2Q
3Q
4Q
Adjusted Net Other Operating Income excl. gains (losses) on bond transactions
Gains (losses) on bond transactions
Net Trading Revenues
Net Fees and Commissions
Estimated Funding Costs on Fund Investments & TK
Net Interest Income
Adjusted Net Other Operating Income *

* Net Other Operating Income — Estimated Funding Costs on Fund Investments & TK Investments

AOZORA

4. Net Interest Income

■ Increased Core Net Interest Income boosted by loan growth of FY06

(Unit: billion yen)

	FY2006 1Q A	FY2006 4Q	FY2007 1Q B	Change B-A	Rate of Change
Net Interest Income	10.75	11.40	14.36	+3.61	+33.5%
Interest Income	23.51	29.90	34.71	+11.20	+47.6%
Interest on loans and discounts	15.63	20.89	23.70	+8.07	+51.6%
Interest and dividends on securities	5.57	7.03	9.13	+3.56	+64.0%
Other interest income	1.12	1.62	1.64	+0.52	+46.8%
Interest on interest swaps	1.19	0.36	0.24	-0.95	-80.2%
Interest Expenses	-12.76	-18.50	-20.35	-7.60	-59.5%
Interest on debentures	-2.69	-4.58	-4.96	-2.28	-84.8%
Interest on deposits and NCDs	-1.48	-2.70	-3.31	-1.83	-123.3%
Interest on borrowings and rediscount	-0.04	-0.30	-0.39	-0.34	-777.3%
Other interest expenses	-4.15	-4.64	-4.99	-0.84	-20.3%
Interest on currency swaps	-4.39	-6.27	-6.70	-2.31	-52.5%
Fund and TK Funding Cost (Comprised of the above categories)	-2.07	-1.81	-1.88	+0.19	+9.3%

*Increases in expenses are shown as negative

<After Eliminating the Impact of Adjustment of Fund and TK Funding Cost>

(Unit: billion yen)

	FY2006 1Q A	FY2006 4Q	FY2007 1Q B	Change B-A	Rate of Change
Adjusted Core Net Interest Income	12.82	13.21	16.23	+3.41	+26.6%

5. Yield

AOZORA

Improvement in Net Interest Margin

- Improvement in Net Interest Margin of 0.12% from 1st quarter of prior year
- Yield on both total investments and funding increased mainly due to the growth of overseas loans
- Improvement in yield on securities is partly due to the increase in stock dividends

Consolidated

	Before Adjustment					After Adjustment(*)					Variance (After-Before)			
	FY06/1Q A	FY06	FY07/1Q B	FY07	Change B-A	FY06/1Q A	FY06	FY07/1Q B	FY07	Change B-A	FY06/1Q A	FY06	FY07/1Q B	FY07
Yield on Total Investments (A)	1.63%	1.83%	2.23%	2.23%	+0.60%	1.63%	1.83%	2.23%	2.23%	+0.60%	+0.00%	+0.00%	+0.00%	+0.00%
Yield on Loans (B)	1.90%	2.21%	2.54%	2.54%	+0.64%	1.90%	2.21%	2.54%	2.54%	+0.64%	+0.00%	+0.00%	+0.00%	+0.00%
Yield on Securities	1.29%	1.32%	1.92%	1.92%	+0.63%	1.29%	1.32%	1.92%	1.92%	+0.63%	+0.00%	+0.00%	+0.00%	+0.00%
Yield on Funding (C)	1.02%	1.25%	1.50%	1.50%	+0.48%	0.85%	1.10%	1.37%	1.37%	+0.52%	-0.17%	-0.15%	-0.13%	-0.13%
Net Interest Margin (A)-(C)	0.60%	0.57%	0.72%	0.72%	+0.12%	0.77%	0.72%	0.86%	0.86%	+0.09%	+0.17%	+0.15%	+0.14%	+0.14%
(B)-(C)	0.88%	0.96%	1.03%	1.03%	+0.15%	1.04%	1.11%	1.17%	1.17%	+0.13%	+0.16%	+0.15%	+0.14%	+0.14%

(*) The following item included in Net Interest Income should be considered in the calculation of yield

- Estimated Funding Costs on Fund Investments and TK Investments :

  Included in Interest Expenses (Approx. 2.1 billion yen in FY06/1Q and 1.9 billion yen in FY07/1Q)

AOZORA

6. Breakdown of Fees and Commissions Breakdown of Net Trading Revenues

Fees and Commissions decreased as loan growth flattened out for the quarter

(Unit: billion yen)

	FY2006 1Q A	FY2006 4Q	FY2007 1Q B	Change B-A	Rate of Change
Net fees and commissions	3.59	4.72	2.98	-0.60	-16.8%
Fees and commissions received	4.07	5.16	3.34	-0.73	-18.0%
Fees and commissions paid	0.48	0.44	0.35	-0.13	+27.1%

*Increases in expenses are shown as negative

Net trading revenue decreased by 0.9 billion yen reflecting lower demand for derivative products

(Unit: billion yen)

	FY2006 1Q A	FY2006 4Q	FY2007 1Q B	Change B-A	Rate of Change
Net trading revenues	1.27	0.33	-0.90	-2.17	N/A
Net income on trading-related financial derivatives transactions	1.27	0.32	-0.73	-2.00	N/A
Net other trading income	-0.00	0.01	-0.17	-0.16	N/A

7. Breakdown of Net Other Operating Income

- Net Other Operating Income other than gains (losses) on bond transactions increased by 50.4% mainly due to the strong performance of fund investments
- Gains (losses) on bond transactions decreased to -2.1 billion yen due to the recognition of losses mainly on JGB's

(Unit: billion yen)

	FY06/1Q A	FY06/4Q	FY07/1Q B	Change B-A	Rate of Change
Net Other Operating Income	**13.1**	**9.6**	**10.7**	**-2.4**	**-18.1%**
Gains/Losses on bond transactions	4.6	0.5	-2.1	-6.6	N/A
REIT	*3.0*	*0.4*	*0.5*	-2.5	-82.6%
Others	8.5	9.1	12.8	4.3	+50.4%
Gains/Losses on Foreign currency translations	1.1	0.9	-0.2	-1.2	N/A
Gains/Losses on Derivatives other than trading, net	0.8	0.2	-0.3	-1.1	N/A
Profit from Overseas Fund Investments	0.8	5.0	7.3	6.5	+803.8%
Profit from Limited Partnerships (TK Investments)	5.1	3.0	3.5	-1.6	-31.6%
Real Estate related	2.6	0.9	2.0	-0.6	-24.0%
Distressed Loan related	1.0	1.9	1.2	0.2	+17.9%
Other (Venture Capital, etc.)	1.6	0.2	0.4	-1.2	-75.1%
Gains on Distressed loans (Aozora Loan Services)	0.7	1.1	0.5	-0.2	-31.7%
Debenture Issue cost	-0.1	-0.1	-0.1	-0.0	+66.0%
GMAC	0.0	-1.5	1.7	1.7	N/A
Others	-0.0	0.5	0.4	0.4	N/A
Estimated Funding Costs on Fund Investments & TK Investments	-2.1	-1.8	-1.9	0.2	-9.3%
Adjusted Net Other Operating Income	**11.0**	**7.8**	**8.8**	**-2.2**	**-19.8%**

AOZORA

8. OHR

- Earning efficiency remains strong
- Ongoing investment in HR and IT


G&A
OHR
OHR (excluding macro hedge)
(Unit: billion yen)
0.00
10.00
20.00
30.00
40.00
50.00
0%
10%
20%
30%
40%
50%
60%
58.4%
52.1%
52.7%
47.6%
46.7%
43.3%
46.2%
47.1%
45.20
49.40
52.80
12mths to Mar.04
12mths to Mar.05
12mths to Mar.06
12mths to Mar.07
12mths to June.07

AOZORA

9. Revenue by Business Group

- Corporate Banking and Investment Banking continue to be the major source of the Bank's revenue
- Financial Markets Group Net Revenue includes 4.3 billion yen of fund investments profit

(Unit: billion yen)

	Net Revenue (Managerial Accounting basis)*										FY07/1Q Business Profit	
	Non-consolidated					Consolidated						
	FY06/1Q A	FY06/4Q	FY07/1Q B	Change B-A	Rate of Change	FY06/1Q A	FY06/4Q	FY07/1Q B	Change B-A	Rate of Change	Non-consoli	Consoli
Retail Banking	1.5	1.8	1.6	+0.1	+5.0%	1.5	1.8	1.6	+0.1	+5.0%	-0.1	-0.0
Corporate Banking	6.8	5.8	5.4	-1.4	-20.3%	6.8	5.8	5.4	-1.4	-20.3%	2.1	2.1
Investment Banking			7.8	+7.8	N/A			8.5	+8.5	N/A	5.8	5.9
Real Estate Finance			2.8	+2.8	N/A			2.8	+2.8	N/A	2.3	2.3
Special Finance			2.4	+2.4	N/A			2.9	+2.9	N/A	1.8	1.7
Leveraged Finance			2.2	+2.2	N/A			2.2	+2.2	N/A	1.7	1.7
Asset Finance			0.3	+0.3	N/A			0.3	+0.3	N/A	0.2	0.2
Private Equity			0.1	+0.1	N/A			0.3	+0.3	N/A	-0.0	0.1
Global Investment			3.3	+3.3	N/A			5.4	+5.4	N/A	2.3	3.8
Global Investment			2.4	+2.4	N/A			4.5	+4.5	N/A	1.8	3.3
Structured Credit			0.9	+0.9	N/A			0.9	+0.9	N/A	0.5	0.5
Investment Banking & Global Investment	15.8	8.8	11.1	-4.6	-29.4%	17.0	12.0	13.9	-3.0	-18.0%	8.1	9.7
Financial Institutions	1.3	1.7	1.1	-0.3	-19.9%	1.3	2.0	1.2	-0.0	-2.1%	0.1	0.1
Financial Markets	5.1	8.7	6.8	+1.7	+34.2%	5.1	8.7	6.8	+1.7	+34.2%	1.0	1.0
Others	-0.5	-0.7	-0.0	+0.5	-92.7%	-0.0	-2.9	1.6	+1.6	N/A	-0.1	1.3
Company Total	30.0	26.2	25.9	-4.0	-13.4%	31.5	27.4	30.6	-1.0	-3.1%	11.1	14.1

* Net Revenue + Other Income

Note: Former Corporate Banking Group and former Investment Banking Group have been restructured since the beginning of FY2007.

10. Loans 1/3

AOZORA

- Loans contracted slightly by 20.4 billion yen with a decrease in real estate loans as part of ongoing efforts to maintain balance in our loan book

Consolidated Loans Outstanding



CAGR 20.2%
(Unit: billion yen)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2,655
3,136
3,408
3,489
3,685
3,664
473
628
747
855
982
947
176
281
277
250
300
351
End Sep. 05
End Mar. 06
End Jun. 06
End Sep. 06
End Mar. 07
End Jun. 07
Corporate Banking
Investment Banking & Global Investment
Others

Financial Highlights
Earnings Review
Net Revenue
Net Interest Income
Yield
Fees and commissions
Net trading revenues
Net other operating income
OHR
Revenue by Business Group
Loans
Securities Portfolio
Fund Investment
Funding
Comparison with Earning Projection
GMAC
Sub-prime
Capital Policy
Quality of Capital
Share Price

AOZORA

10. Loans 2/3

Breakdown of Loans and Bills Discounted by Industry

Consolidated

(Unit: billion yen)

	End Mar. 07 A		End Jun. 07 B		Change B-A	
	Balance of loans	%	Balance of loans	%	Balance of loans	%
Loans by domestic offices (excluding Japan Offshore Market accounts)	**3,325.3**	**100.00%**	**3,250.0**	**100.00%**	**-75.3**	**-2.3%**
Manufacturing	335.9	10.10%	320.4	9.86%	-15.5	-4.6%
Agriculture, foresty and fisheries	5.2	0.16%	4.9	0.15%	-0.3	-5.5%
Mining	6.8	0.21%	6.5	0.20%	-0.4	-5.2%
Construction	57.6	1.73%	55.7	1.71%	-1.9	-3.3%
Utilities	50.0	1.50%	49.3	1.52%	-0.7	-1.4%
Information and communications	107.5	3.23%	104.9	3.23%	-2.6	-2.4%
Transport	170.4	5.12%	191.4	5.89%	+21.0	+12.3%
Wholesale and retail	227.0	6.83%	208.8	6.43%	-18.1	-8.0%
Financial and insurance	528.1	15.88%	557.1	17.14%	+29.0	+5.5%
Real estate	886.8	26.67%	829.7	25.53%	-57.0	-6.4%
Various services	443.7	13.34%	418.1	12.86%	-25.6	-5.8%
Local governments	78.0	2.35%	79.3	2.44%	+1.3	+1.6%
Others	428.3	12.88%	423.7	13.04%	-4.5	-1.1%
Loans by overseas offices (including Japan Offshore Market accounts)	**359.3**	**100.00%**	**414.2**	**100.00%**	**+54.9**	**+15.3%**
Financial institutions						
Others	359.3	100.00%	414.2	100.00%	+54.9	+15.3%
Total	**3,684.6**		**3,664.2**		**-20.4**	**-0.6%**

10. Loans 3/3

Very high quality assets

- Non-consolidated FRL ratio maintained low at 0.97%
- High collateral and reserve coverage maintained at 88.8%

Non-consolidated


(billion yen)
4,000
3,000
2,000
1,000
0
100%
80%
60%
40%
20%
0%
88.2%
85.7%
94.6%
98.3%
96.0%
95.0%
91.1%
96.8%
88.8%
14.19%
5.97%
2.95%
3.75%
0.68%
0.49%
0.69%
0.96%
0.97%
End Mar. 02
End Mar. 03
End Mar. 04
End Mar. 05
End Mar. 06
End Jun. 06
End Sep. 06
End Mar. 07
End Jun. 07
Normal credit
FRL credit (Disclosed credit under the Financial Reconstruction Law)
Ratio of FRL credit to total
Ratio of coverage by reserves, collateral and guarantees to FRL credit

AOZORA

11. Securities Portfolio

■ Securities balance down 90.7 billion yen from Mar.07 mainly due to reduced holdings of JGBs (primarily FB,TB)

(Unit: billion yen)

	Book Value					Unrealized gains/losses				
	end Dec. 2006	end Mar. 2007 A	June. 2007 B	Change B-A	Rate of Change	end Dec. 2006	end Mar. 2007 A	June. 2007 B	Change B-A	Rate of Change
JGB	1,028.1	1,022.8	894.4	-128.3	-12.55%	-5.6	-5.3	-8.6	-3.2	-60.01%
Municipal Bond	3.4	3.8	4.5	+0.7	+18.11%	-0.0	-0.0	-0.0	-0.0	N/A
Corporate Bond	66.6	75.3	73.7	-1.6	-2.18%	0.0	0.0	-0.0	-0.0	N/A
Equity	39.3	38.6	32.6	-6.0	-15.59%	1.1	0.6	0.6	-0.0	-4.16%
Foreign Bond	405.2	377.5	405.4	+27.9	+7.38%	-6.3	-6.1	-11.5	-5.3	-87.15%
CDO Only	34.7	38.2	55.6	+17.4	+45.49%	0.1	-1.3	-4.4	-3.1	-245.65%
Others	361.9	400.9	417.6	+16.7	+4.18%	4.5	4.1	4.4	+0.3	+7.40%
Hedge Fund	185.1	186.1	199.6	+13.5	+7.27%	2.2	1.3	2.8	+1.5	+114.65%
ETF	34.5	56.0	45.3	-10.8	-19.20%	1.1	1.1	0.9	-0.2	-21.77%
Investment in Capital Partnership	66.6	85.4	90.3	+4.9	+5.75%	0.4	0.6	0.7	+0.1	+21.93%
Others	75.7	73.4	82.4	+9.1	+12.34%	0.7	1.1	-0.0	-1.1	N/A
GMAC Only	59.6	57.5	61.6	+4.2	+7.29%	0.0	0.0	0.0	± 0	N/A
CDO Only	6.6	3.5	3.6	+0.1	+2.96%	-0.0	0.0	0.0	± 0	N/A
Total	1,904.5	1,918.9	1,828.2	-90.7	-4.73%	-6.4	-6.8	-15.1	-8.3	-122.87%

AOZORA

12. Fund Investments

■ High quality portfolio continues to generate strong and stable returns with low volatility

FY2007 1Q Performance

	Aozora Portfolio	HFRX Index
3M Return	4.32%	4.73%
Vol	1.66%	4.94%
Sharpe	7.91	3.04

Risk Free Rate: 5.32%

FY2006 1Q Performance

	Aozora Portfolio	HFRX Index
3M Return	0.37%	-0.66%
Vol	2.99%	4.35%
Sharpe	-1.22	-1.79

Risk Free Rate: 5.16%

FY2006 & FY2007 1Q Monthly Return

	Apr 06	May 06	Jun 06	Jul 06	Aug 06	Sep 06	Oct 06	Nov 06	Dec 06	Jan 07	Feb 07	Mar 07
Portfolio	1.01%	-0.71%	0.08%	0.10%	0.86%	0.53%	1.54%	1.51%	1.78%	1.15%	1.03%	1.28%
HFRX	1.15%	-1.31%	-0.49%	-0.57%	0.76%	0.50%	2.02%	1.54%	1.58%	1.50%	-0.21%	0.28%

	Apr 07	May 07	Jun 07
Portfolio	1.41%	1.90%	0.95%
HFRX	2.21%	2.55%	-0.07%

■ Well diversified portfolio

Number of Funds

(as of End June. 2007)

JPY Fund	21
Non - JPY Fund	28
Total	49

※The sub-prime had a positive effect on our whole portfolio with little impact on funds.

AOZORA

13. Funding

- Continue to maintain diversified funding sources
- Steady growth in retail deposits

Non-consolidated funding sources

(Unit: billion yen)



5,000
4,000
3,000
2,000
1,000
0
3,242
3,211
4,276
4,640
4,669
4,807
4,683
676
781
104
454
598
777
128
435
1,029
994
333
563
1,069
1,203
513
479
1,080
1,285
407
476
1,192
1,507
235
425
959
1,746
163
348
End Mar. 05
End Sep. 05
End Mar. 06
End Jun. 06
End Sep. 06
End Mar. 07
End Jun. 07
Retail
Corporate, etc.
Public Institutions
Financial Institutions (Debentures)
Financial Institutions (Deposits, etc.)

AOZORA

14. 1st Quarter Results comparison with earnings projection

■ On target to achieve earnings projection

Consolidated

(Unit: billion yen)

	FY2007 Forecast		FY07/1Q Actual (B)	Rate of Progress B / A
	Full year	1st Half (A)		
Operating Income	229.0	104.0	57.1	+54.9%
Net Revenue	126.0	56.5	27.1	+48.0%
Business Profit before GLLR	69.0	31.0	14.1	+45.6%
Operating Profit	66.5	30.0	17.2	+57.2%
Net Income	84.5	46.5	37.0	+79.5%

15. Accounting Treatment for GMAC

1. Investment Method


Aozora
6.25%
(Investment subsidiary)
Equity method
FIM*
51%
GMAC
*Investment consortium

2. Adjustment of PL from GMAC on 1Q

- Aozora recognizes its share of FIM P&L on a quarterly in arrears basis, as the confirmation of final results for the investment consortium, FIM, is later than the release of Aozora's financial results
- In this quarter, Aozora's account reflects our share of FIM profits which are recognized on a fair value basis to March 31st, 2007

<u>FY2006</u>

Aozora's share of GMAC PL, 3.19%:	+1.47 billion yen
Aozora's share of FIM PL, 6.25% etc.:	+0.18 billion yen
Off-set	+1.65 billion yen

16. Impact of US Sub-Prime Mortgage Exposure in Global Investment Group

As part of the global Investment Group, we hold an investment portfolio of debt securities issued by managed investment vehicles (CDOs and SIVs) that invest in high grade ABS (rated single A and above), including US residential mortgage backed securities.

- **External Ratings of CDOs**: AA (weighted average rating)
  ※CDO investment in high grade ABS rated single A and above

- **Book Value** as of end June.07 : USD494.9million (available for sale)
  ※ "Sub-Prime" residential mortgage-backed securities make up approximately one third of the underlying portfolio assets = USD170 million

- **Total Unrealized Loss**: 4.48 billion yen (as of end June.07)
  ※ Capital hit: 4.41billion yen
  P&L: 70million yen

AOZORA

17. Capital Policy

Medium term capital targets (announced on May15th)

- Target capital adequacy ratio: 12%～13%
  Target tier1 capital ratio: 10%～11%
- Repayment and cancellation of public funds is our strategic priority
- Target dividend ratio: at least comparable to Japanese major banks

- In the absence of appropriate alternatives, Aozora may consider the option of buying back and cancelling common stock after redemption of public funds

18. Quality of Capital

■ Capital Adequacy Ratio changed from 15.82% to 16.33%


Risk-weighted assets
Tier1 capital
Tier 1 ratio
Regulatory capital
Capital adequacy ratio
(Unit; billion yen)
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
20%
19%
18%
17%
16%
15%
14%
13%
3,467
15.66%
15.01%
543 521
3,300
18.70%
18.31%
617 605
3,755
19.47%
19.12%
731 718
4,513
17.50%
15.82%
714 790
4,545
18.07%
16.33%
743 822
Mar.04
Mar.05
Mar.06
Mar.07
June.07

AOZORA

19. Share Price

Comparison with Bank Index*

*Topix Bank Index


10%
5%
0%
-5%
-10%
-15%
Aozora
Bank Index
January
Febuary
March
April
May
June
July

< Data source: Bloomberg / Closing price >

< Inquiries >

AOZORA BANK, LTD.

Corporate Communication Group

TEL: 03-5212-9253

FAX: 03-3239-8065

URL: http://www.aozorabank.co.jp

Masaaki HARADA, Mr.	m1.harada@aozorabank.co.jp
Andrew HUNTER, Mr.	a.hunter@aozorabank.co.jp
Sean LACY, Mr.	s.lacy@aozorabank.co.jp
Ruriko MIURA, Ms.	r.miura@aozorabank.co.jp
Kayo SENGOKU, Ms.	k.sengoku@aozorabank.co.jp

This presentation material contains information that constitutes forward-looking statements. The statements are not guarantees of future performances and involve risks and uncertainties. The actual results may differ from the forward-looking statements due to factors including changes in economic conditions and market interest rates etc.

Exhibit C-3

May 31, 2007

Table of Revisions

<Summary of Financial Results for FY 2006>

Ⅲ. BIS Capital Adequacy Ratio (Consolidated, Domestic Standards) (p3)

Mar. 31, 2007		Wrong	Correct
Regulatory Capital	A	7,157	7,142
Risk-weighted Assets	C	44,784	45,126
Capital Adequacy Ratio	A/C	15.98%	15.82%
Tier 1 Ratio	B/C	17.63%	17.50%

Ⅳ. Disclosed Claims under Financial Reconstruction Law ("FRL Credit") (p4)

Total Credit ②	Wrong	Correct
Mar. 31, 2007	34,035	34,064
Change from Mar. 31, 2006	3,546	3,575

<News Release> (p4, Balance Sheet Summary, 6th paragraph)

Wrong:
Regulatory Capital stood at 715.7billion yen at year-end, down 15.6 billion yen, or -2.1% as a result of increased capital deduction due to a new Basel II related regulation. Risk-weighted assets stood at 4,478.4 billion yen as of March 31, 2007, up 723.4 billion yen, or 19.3%, from March 31, 2006, brought on by an increase in loans and the change of risk-weight due to this new regulation. As a result, our capital adequacy ratio declined to 15.98%, versus 19.47% a year earlier. In addition, our Tier-1 capital ratio declined to 17.63% from 19.12%. These ratios declined mainly due to asset increase and Basel Ⅱ. However, they remain among the highest in the Japanese banking industry.

Correct:
Regulatory Capital stood at 714.2 billion yen at year-end, down 17.1 billion yen, or -2.3% as a result of increased capital deduction due to a new Basel II related regulation. Risk-weighted assets stood at 4,512.6 billion yen as of March 31, 2007, up 757.6 billion yen, or 20.2%, from March 31, 2006, brought on by an increase in loans and the change of risk-weight due to this new regulation. As a result, our capital adequacy ratio declined to 15.82%, versus 19.47% a year earlier. In addition, our Tier-1 capital ratio declined to 17.50% from 19.12%. These ratios declined mainly due to asset increase and Basel Ⅱ. However, they remain among the highest in the Japanese banking industry.

Exhibit D

English Summary of Selected Japanese Documents

Exhibit D-1

Exhibit D-1

Annual Securities Report dated June 28, 2007

Annual Securities Report is submitted to the Tokyo Stock Exchange and sets forth, among other things, the results of operations of the company for the relevant fiscal-year period, including the following information.

Line item*	As of or for the fiscal year ended March 31, 2007 (in millions of yen)
Operating income	197,545
Net operating income	62,405
Net income	81,510
Total assets	6,543,994
Total liabilities	5,751,514

Note:

All figures are based on generally accepted accounting principles in Japan.

END